U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No.1 Shui’an South Street

Chaoyang District

Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuances of Class B Ordinary Shares to Certain Directors

On December 05, 2021, the Board of Directors (the “Board”) of Recon Technology, Ltd (the “Company”) and the Compensation Committee of the Board (the “Committee”) approved issuances of a total of 2,500,000 Class B Ordinary Shares from such shares reserved under the Company’s 2021 Equity Incentive Plan (the “Plan”) to directors and officers Shenping Yin and Guangqiang Chen.

On April 5, 2021, the Company’s shareholders passed a special resolution to revise the Company’s authorized share capital, and a special resolution to adopt the form of the Third Amended and Restated Memorandum and Articles of Association. Pursuant to these adopted resolutions, the Company has two classes of shares: Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. The authorized share capital is US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each.

The Committee recommended and the Board determined to make the share grants under the Plan to Shenping Yin and Guangqiang Chen, each of whom has received a one-time share grant of 1,250,000 Class B Ordinary Shares.

The grants described above were made on the terms of the Company’s 2021 Equity Incentive Plan, as previously filed as Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on April 6, 2021 and incorporated by reference into the annual report on Form 20-F filed with the Securities and Exchange Commission on November 15, 2021.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: December 09, 2021